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                                                                    Exhibit 99.2

       TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs")
                     REPRESENTING ORDINARY BEARER SHARES OF
                   FRESENIUS MEDICAL CARE AG (THE "COMPANY")
                             CUSIP NUMBER 358029106

JPMorgan Chase Bank, N.A., Depositary (the "Depositary") has received advice that the Ordinary General Meeting (the "Meeting") of Shareholders will be held at the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany, on Tuesday, May 24, 2005, beginning at 10:00 a.m., for the purposes set forth on the Voting Instruction Card.

If you wish to have the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Bearer Shares represented by your American Depositary Receipt(s) ("ADRs") for or against the Resolutions to be proposed, or any of them, at the Meeting, kindly execute the attached Voting Instruction Card and forward it to the Depositary. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Depositary to vote for or against the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., New York City time, on May 11, 2005. Only the registered ADR holders of record as of the close of business April 15, 2005, will be entitled to execute the attached Voting Instruction Card. NOTE: All registered holders of ADRs who return the Voting Instruction Card will have their shares blocked at the Depositary until Tuesday, May 24, 2005. Banks, Brokers and Nominees must block their ADRs through the Depository Trust Company utilizing the contra-Cusip established by the Depository Trust Company for blocking purposes. Banks, Brokers and Nominees must provide the name, address and number of shares held by each underlying beneficial holder on this Voting Instruction Card. For additional instructions Banks, Brokers and Nominees should contact Patricia Stevens at (781) 575-4607.

HOLDERS OF ADRs WISHING PHYSICALLY TO CAST THEIR VOTE AT THE GENERAL MEETING MUST FORWARD THEIR REQUEST FOR THE ISSUANCE OF AN ADMISSION TICKET, TOGETHER WITH THEIR ADRs, TO THE DEPOSITARY BY 3:00 P.M. ON MAY 11, 2005. SINCE ONE ADR REPRESENTS ONE-THIRD OF A SHARE, ADMISSION TICKETS WILL ONLY BE ISSUED TO ADR HOLDERS FOR EVERY THREE ADRs OR MULTIPLE THEREOF. HOLDERS OF FEWER THAN THREE ADRs WILL BE ADMITTED AS GUESTS ON APPLICATION.


JPMorgan Chase Bank, N.A., Depositary

Dated: April 22, 2005

[FREMC-FRESENIUS MEDICAL CARE AG] [FILE NAME:FREMC1.ELX] [VERSION-(2)]
[04/14/05 (04/14/05)]
                                  DETACH HERE                                                           FREMC1

                                                                                                        FREMC
    PLEASE MARK
[X] VOTES AS IN
    THIS EXAMPLE

-----------------------------------------------
          FRESENIUS MEDICAL CARE AG                                       For    Against                      For    Against
-----------------------------------------------           Resolution 1    **non-voting**      Resolution 5    [ ]      [ ]

           ORDINARY BEARER SHARES                         Resolution 2    [ ]      [ ]        Resolution 6    [ ]      [ ]

-----------------------------------------------           Resolution 3    [ ]      [ ]        Resolution 7    [ ]      [ ]
   PLEASE REFER TO THE REVERSE OF THIS CARD
FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.           Resolution 4    [ ]      [ ]        Resolution 8    [ ]      [ ]
-----------------------------------------------

                                                          Mark box at right if you wish to give a discretionary proxy  [ ]
                                                          to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated in the
                                                          items above.

                                                          Mark box at right if an address change or comment has been   [ ]
                                                          noted on the reverse of this card.

                                                          Please be sure to sign and date this Voting Instruction
                                                          Card.


ADR Holder
sign here: _______________________ Date:________ Co-owner sign here: _______________________ Date: ________
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                                   RESOLUTIONS

1. Presentation of the formally approved annual financial statements of Fresenius Medical Care AG and of the approved consolidated financial statements for the fiscal year 2004. Presentation of the management reports for Fresenius Medical Care AG and the Group for the fiscal year 2004. Presentation of the report of the Supervisory Board about the fiscal year 2004.

2.   Resolution on appropriation of the distributable profit.

3. Resolution to approve the activities of the Management Board during the fiscal year 2004.

4. Resolution to approve the activities of the Supervisory Board during the fiscal year 2004.

5.   Selection of the auditor for the fiscal year 2005.

6.   By-Election of the Supervisory Board.

7. Resolution to be adopted on an adjustment of fees for members of the Supervisory Board and a corresponding modification of the Articles of Association.

8. Resolution concerning revocation of the previous authorized Capital I and for the creation of new authorized Capital I and a corresponding modification of the Articles of Association.



[FREMC-FRESENIUS MEDICAL CARE AG] [FILE NAME: FREMC2.ELX] [VERSION-(3)] [04/14/05 (04/14/05)]

                                  DETACH HERE                            FREMC2

                           FRESENIUS MEDICAL CARE AG
                            VOTING INSTRUCTION CARD
                     JPMorgan Chase Bank, N.A., Depositary
                   P.O. Box 43062, Providence, RI 02940-5115


The undersigned, a registered holder of American Depositary Receipt(s) representing Ordinary Bearer Shares of Fresenius Medical Care AG (the "Company"), of record on April 15, 2005, hereby requests and authorizes JPMorgan Chase Bank, N.A., Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Bearer Shares of the Company, represented by American Depositary Receipts, registered in the name of the undersigned at the Ordinary General Meeting of Shareholders to be held at the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany, on Tuesday, May 24, 2005, beginning at 10:00 a.m., or any adjournment thereof.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., May 11, 2005, to: JPMorgan Chase Bank, N.A., P.O. Box 43062, Providence, RI 02940-5115.

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                PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN
                       PROMPTLY IN THE ENCLOSED ENVELOPE.
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   Please sign this Voting Instruction Card exactly as your name(s) appear(s)
   on the reverse side. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.
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HAS YOUR ADDRESS CHANGED?                   DO YOU HAVE ANY COMMENTS?

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